Man Group USA Inc.
717 Fifth Avenue, 9th Floor
New York, NY 10022-8101
Tel +1 212 589 6200
Fax +1 212 589 6585
www.mangroupplc.com

02055938

November 12, 2002

Securities and Exchange Commission
450 Fifth Street
Washington, DC 20549

SEC MAIL PROCESSING
RECEIVED
NOV 18 2002
WASH, D.C. 155 SECTION

SUPPL

Re: File No. 82-4214 - Man Group plc

Gentlemen:

On behalf of Man Group plc and in accordance with Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed please find the Group's Interim Report for the half year ended 30 September 2002.

Please contact the undersigned at (212) 589-6271, if you have any questions relating to the enclosed material.

Please stamp the enclosed copy of this letter to acknowledge receipt and return it to me in the enclosed stamped envelope.

Sincerely yours,

Donna Balon
Vice President

dlw 11/26

PROCESSED
DEC 09 2002
THOMSON
FINANCIAL

Man Group plc Interim Report

for the half year to 30 September 2002

Man Group plc



MAN GROUP PLC IS A LEADING GLOBAL PROVIDER OF ALTERNATIVE INVESTMENT PRODUCTS AND SOLUTIONS AS WELL AS ONE OF THE WORLD'S LARGEST FUTURES BROKERS.

The Group employs over 1,900 people in 15 countries, with key centres in London, Pfäffikon (Switzerland), Chicago, New York, Paris, Singapore and Sydney. Man Group plc was listed on the London Stock Exchange (EMG.L) in 1994 and is a constituent of the FTSE 100 index.

Man Investment Products, the Asset Management division, is a world leader in the fast growing field of alternative investment products and solutions where it has a strong market presence. Man offers a comprehensive range of multi-style, single and multi-manager products with a broad range of money management expertise, great depth of structuring skills and a powerful distribution capability. Man has an investment management track record dating back to 1983 and provides a wide range of fund styles together with worldwide distribution to private clients and institutional investors.

Man Financial, the Brokerage division, is one of the world's leading providers of brokerage services. It acts as a broker of futures, options and other equity derivatives for both institutional and private clients and an intermediary in the world's metals, energy and foreign exchange markets with offices in key financial centres. Man has consistently achieved a leading position on the world's largest futures and options exchanges, with particular strengths in financial futures and the energy markets.

Financial Highlights

Half year business summary

- Funds under management of $22.1 billion at 30 September 2002, including $9.4 billion from RMF Investment Group, which was acquired on 30 May 2002. Excluding RMF, funds under management were $12.7 billion, up 19% from 31 March 2002
- Recurring net management fee income up 63% to £80.1 million
- Brokerage profits up 8% to £20.2 million
- Diluted underlying earnings per share* up 36% to 27.0 pence
- Net performance fee income up 7% to £35.9 million
- Diluted earnings per share before goodwill amortisation and exceptional items* up 23% to 37.2 pence
- Total diluted earnings per share* up 18% to 32.8 pence
- Dividend up 65% to 9.1 pence (which includes the effect of a rebalancing between interim and final dividend in the current year)
- New Board policy on share repurchases
- Continued development in the second half:
  - GNI Holdings Limited acquired on 6 November 2002
  - Man IP 220 Series 4 launch closed in October raising a record $686 million of client money
  - Funds under management at 31 October 2002 were $23.1 billion, which includes $10.0 billion from RMF

	Half year to 30 September 2002	Half year to 30 September 2001	Year to 31 March 2002
Funds under management	**$22.1bn**	$8.9bn	$10.7bn
	£14.0bn	£6.1bn	£7.5bn
Asset Management net management fee income+	**£80.1m**	£49.0m	£117.6m
Asset Management net performance fee income+	**£35.9m**	£33.5m	£55.2m
Brokerage+	**£20.2m**	£18.7m	£38.3m
Financial Services	**£136.2m**	£101.2m	£211.1m
Sugar Australia	**£1.8m**	£0.5m	£2.1m
Profit before tax, goodwill amortisation and exceptional items	**£138.0m**	£101.7m	£213.2m
Diluted earnings per share*			
Underlying†	**27.0p**	19.8p	45.7p
Before goodwill amortisation and exceptional items	**37.2p**	30.2p	63.2p
Total operations	**32.8p**	27.7p	56.8p
Dividends per share	**9.1p**	5.5p	18.6p
Post-tax return on equity – before exceptional items (annualised)	**24.1%**	33.6%	33.2%
Equity shareholders' funds	**£914.3m**	£477.3m	£531.5m

+ Before goodwill amortisation. * A reconciliation of earnings per share is shown in note 7.
† Underlying earnings per share represents earnings from net management fee income in Asset Management plus Brokerage net income.

Half Year Review

to 30 September 2002

Group strategy and overview

The Man Group has enjoyed a successful first half of the year both in terms of continued strong profits growth and business development. We have seen growth in all our earning streams, particularly in recurring net management fee income. Funds under management as at 30 September 2002 stood at $22.1 billion. There has also been significant development in both of our core businesses. In the first half of the year we acquired RMF Investment Group (RMF). Further business *development in the second half has taken place* through the acquisition of GNI Holdings Limited (GNI) in Brokerage.

Profit before tax, goodwill amortisation and exceptional items increased 36% to £138.0 million, after the impact of a negative currency translation of approximately £5.3 million, due to the US dollar weakening against sterling. Diluted earnings per share before goodwill amortisation and exceptional items increased 23% to 37.2 pence.

Further significant progress has been made towards achieving our key financial and strategic objectives:

- **Deliver significant growth in underlying earnings per share** (which excludes performance fee income). Driven by strong growth in funds under management, net management fee income (before goodwill amortisation) is up 63% to £80.1 million in the first half. This, together with continued growth in our Brokerage business, has resulted in diluted underlying earnings per share increasing by 36% to 27.0 pence.

- ***Maintain* high levels of return on capital.** The acquisition of RMF has had the effect of almost doubling the Group's capital base in the current period, but post-tax return on capital in the current period was nevertheless 24.1%. Last year the Group's post-tax return on capital before exceptional items on an annualised basis for the first half was 33.6%.

- **Double the level of funds under management within three years from its level of $6.7 billion at 31 March 2001.** At 30 September 2002, excluding RMF, funds under management had increased to $12.7 billion, well ahead of the required growth run-rate to meet our target. RMF's funds under management were $9.4 billion at 30 September, having increased from $8.7 billion in the four months since acquisition.

We acquired RMF, a major European provider of alternative investment strategies, at the end of May. This opportunity *has provided the Group with a broadened range* of investment management content, enhanced strength in tailored solutions and access to other asset classes including private equity and high yield. The transaction significantly diversified our customer base through RMF's leading position as a provider of alternatives solutions to European institutions.

The full integration of the two firms will position Man as a market-leading provider of a wide range of alternative strategies to all classes of investor. We aim to complete this exercise in the second half of the financial year and have already secured important benefits from bringing the two businesses together. Since acquisition, RMF's hedge fund products have continued to see positive performance and the business has achieved further new sales. RMF's funds under management are up 8% in the four months to 30 September 2002 and its management fee income continues to grow.

We have continued to enhance our sales and marketing presence in North America and progress continues to be made in developing distribution channels in that region. Agreements have been made with a number of intermediaries for distributing both locally branded products and for a US-registered product that is currently under construction. We are confident that this market will become a significant source of demand for the Group's structured and other products over the coming years, with some sales being achieved in the second half of this year.

On 6 November 2002 we completed the acquisition of GNI Holdings Limited (GNI) from Old Mutual plc for a cash consideration of £100 million. GNI is a leading broker of futures and options, foreign exchange and equity derivative products. The combination will create the world's largest independent futures broker, with GNI's European focus providing a natural complement to our existing strength in Europe, the US and the Far East. The acquisition will strengthen our position as the number one European participant in the institutional financial futures market and also enhance our leading position on LIFFE, Eurex, IPE and LME. We will also have the opportunity to build on GNI's strong position in the European equity contract for differences market – one of the fastest growing equity products in recent years. The acquisition is likely to generate cost savings of at least £8 million per annum and is expected to be earnings enhancing, after the amortisation of goodwill, in the first full financial year to 31 March 2004. In the six months to 30 June 2002, GNI made profits before tax of £5 million.

Half Year Review continued

to 30 September 2002

Financial summary

Asset Management

Asset Management increased pre-tax profits, before goodwill amortisation, for the first half by 41% to £116.0 million. Recurring net management fee income increased 63% to £80.1 million as a result of the growth in funds under management.

Funds under management ($ million)



March 2002
Acquisi-tions
Sales
Investment movement
Redemp-tions
Other
Sept 2002
4,621
4,106
1,997
10,724
8,674
1,976
1,139
(650)
202
9,351
RMF
4,744
Glenwood
5,305
AHL
2,665
Other
22,065
Total

The movements in funds under management in the first half are illustrated in the chart above. The acquisition of RMF added $8.7 billion of funds under management as at the completion of the transaction. Private clients accounted for 64% of first half sales. The global launches of Man AP Strategic Series 1 Ltd and Man AP Strategic Series 2 Ltd together raised $426 million of client money. Joint venture sales, including OM-IP 220 Series 7, raised $298 million, other launches amounted to $445 million and open-ended funds a further $807 million. We have continued to build out our distribution platform by increasing both the number and quality of our intermediaries. The number of intermediaries now stands at 1,148, up 14% from 31 March 2002. The additions since the year end include a number of well-established international financial institutions.

Investment movement was positive in the first half at $1.1 billion. As illustrated in the performance table, this strong out-performance has been achieved in a period in which the performance of traditional investment strategies was dominated by volatile and negative conditions in the major asset classes, particularly equities.

In Man-AHL, developing trends in all the major markets gave rise to profitable trading opportunities. Excellent profits were produced mainly from our short stock, long bond and short dollar positions. The last two months saw more range bound movements in currencies, which implied lower profit potential, although, this was offset by clearer trends in the energy sector.

Man-Glenwood saw a small negative performance in the first half. Equity based strategies suffered the most as the equity markets reacted unfavourably to concerns surrounding corporate scandals, mediocre corporate profits and the weakening of the US dollar. The merger arbitrage environment began to show some signs of improvement during the period, as some small deals were announced in August and September.

In RMF, performance was positive overall, with diversified multi-manager asset allocation products, such as Swiss Life Absolute Return Strategies, recording returns of between 3% and 5% in the first half.

	6 months to 30 September 2002	12 months to 30 September 2002
AHL Diversified Programme[1]	30.3%	10.5%
Man-IP[2]	25.2%	7.7%
Man-Glenwood[3]	-4.0%	-2.0%
RMF[4]	3.2%	5.3%
CSFB/Tremont Hedge Fund Index	0.2%	3.1%
S&P 500	-28.4%	-20.5%
FTSE 100	-28.2%	-21.6%

1 AHL Diversified: represented by Athena Guaranteed Futures Limited.
2 Man-IP: represented by Man-IP 220 Limited.
3 Man-Glenwood: represented by Man-Glenwood Multi-Strategy Fund Limited.
4 RMF: represented by Swiss Life Absolute Return Strategies fund.
Note: All figures are shown net of fees and commissions, where applicable. S&P 500 and FTSE 100 figures include gross dividends reinvested into the index.

Redemption levels in the first half were similar to last financial year, being at the lower end of the range that we have experienced over the long term. Other movements principally reflect foreign exchange translation adjustments.

We continue to see developments in our new manager initiative. The largest of these, Marin Capital Partners, a convertible bond arbitrage manager, continues to grow and now has funds under management of $1.4 billion. During the first half we allocated assets to five new managers, bringing the number of managers developed under this programme to 12.

Brokerage

Brokerage had a good first half with pre-tax profits, before goodwill amortisation, of £20.2 million, an increase of 8%. This was achieved despite a significant reduction in the level of net trading interest income.

Our institutional businesses continued to increase their market share and enjoy the benefits of active markets. Specifically, our metals business has doubled its market share in the last two years. Our financial futures teams have continued to recruit producers and increase business, with the strongest growth arising in North America. We have successfully begun the process of changing the profile of our energy business from a customer base that was clearing focused to one which is more execution oriented. This change has resulted in a reduction in the capital requirements to support the business coupled with an increase in profitability. Our foreign exchange business has benefited from a very active customer base trading in volatile markets.

The profitability of our retail businesses has improved over the first half of last year in spite of the low interest rate environment. Our US retail teams have been refocused and consolidated, resulting in an increase in new customers and a decrease in overall costs. In the UK, our retail teams have enjoyed considerable growth in electronic futures trading.

Half Year Review continued

to 30 September 2002

Segmental profit and loss account

Further details of the segmental results for the first half *are given in the table below:*

6 months to 30 September 2002	Asset Management £m	Brokerage £m	Sugar Australia £m	Group Total £m
Fees and commissions *receivable*	194.5	183.9	–	378.4
Fees and commissions payable	(28.9)	(131.5)	–	(160.4)
Net trading interest income	2.8	10.7	–	13.5
Other operating income	4.8	19.2	–	24.0
Total operating income	**173.2**	**82.3**	**–**	**255.5**
Operating expenses	(60.1)	(68.2)	(0.2)	(128.5)
Operating profit	**113.1**	**14.1**	**(0.2)**	**127.0**
Associates and JVs	2.2	–	2.2	4.4
Net interest income	0.7	6.1	(0.2)	6.6
Profit before tax and goodwill amortisation	**116.0**	**20.2**	**1.8**	**138.0**

Dividend and share repurchase activities

In light of the continued *strong growth in both the* Group's earnings and financial position the Board has reviewed the Company's distribution policy with regard to dividends and share repurchases.

Over recent years, the Group has paid an interim dividend equal to around 30% of the total dividend *for the year. The Board has decided to provide a more* equal balance between the Group's interim and final dividend from this year onwards. Given the Group's strong performance in the first half, the Board's confidence for the current year and reflecting some rebalancing between interim and final dividend, the interim dividend is being increased by 65% to 9.1 pence.

The Board *already has the power to repurchase shares* in the market for cancellation and has used this power *to a modest extent* both last year and in the first half of this year (in the first half, 900,000 shares were repurchased at an average price of 980 pence per share). In addition, the Board intends to enhance the existing repurchase activity by using an amount of up to the Group's post-tax performance fee income in the repurchase of its own shares on a continuing basis.

Other financial items

As mentioned in the overview section, the result for the first half, when translated into sterling, *suffered* by £5.3 million in comparison to the comparative period, due to the weakening of the US dollar against sterling. Most of the Group's revenues arise in US dollars as the majority of transactions are priced in that currency. In general the Group does not hedge its US dollar earnings into sterling. In addition, the majority of the *Group's net assets are in US dollars and in currencies* other than sterling, with the result that the Group's sterling balance sheet can be, and has been in the first half, affected by currency movements.

We completed the acquisition of RMF at the end of May for a consideration of £571.8 million ($836.5 million) in cash and shares. The acquisition was funded by the issue of 23.3 million Ordinary Shares issued to the vendors, valued at £221.8 million ($324.4 million), £178.1 million ($260.6 million) in cash from the proceeds of a placing of 20.3 million new Ordinary Shares and *£170.9 million ($250.0 million) in cash from existing* resources. Acquisition costs of £1.0 million ($1.5 million) were incurred. Issue costs relating to the placing of £3.8 million ($5.5 million) have been debited to the share premium account. This gave rise to goodwill on

the acquisition of £483.9 million ($707.9 million), which will be amortised over 15 years, consistent with the Group's existing accounting policies. In the four months post acquisition, RMF has contributed £9.0 million and £2.4 million to Asset Management's net management fee income and net performance fee income respectively.

The tax charge for the first half amounted to £25.8 million (2001: £19.4 million) with an effective tax rate of 21.0%, compared with 20.0% for the previous year.

There was a small net cash inflow in the first half before the impact of the purchase of RMF. Loans to funds decreased by £57.1 million from 31 March 2002, as a number of significant external financings were completed with third party providers for several composite fund products. These refinanced both scheduled maturing external financings and loans the Group made to several of the composite fund products at their launch.

At 30 September, shareholders' equity was £914.3 million, up 72% since the year-end, and net debt was £177.4 million, resulting in gearing of 19%. Including £42.4 million of balances with counterparties whereby commodities are bought under financing arrangements on deferred terms, gearing would be 24%. The Group has total facilities of $2.0 billion; the largest of these being a $1.5 billion committed revolving credit facility, with half of the facility rolling on a 364 day basis and the remainder maturing in July 2004.

Outlook

The strong level of sales achieved in the six months to 30 September 2002 has continued into the second half of the financial year with both retail and institutional investors displaying an increasing awareness of the benefits of alternative investments as part of a balanced portfolio. The Asset Management division, enhanced by the acquisition of RMF, is well positioned to benefit from continued demand and further growth in assets under management will support increased management fee income.

The latest global product launch, Man IP 220 Series 4 Ltd, closed in October raising a record $686 million of client money and the latest Australian launch, OM-IP 220 Series 8, also closed in October raising $116 million of client money. Funds under management at 31 October 2002 had risen to $23.1 billion (£14.8 billion), which includes $10.0 billion (£6.4 billion) from RMF.

The Brokerage division continues to benefit from strong demand for futures and options products worldwide and from consolidation in the industry. The acquisition of GNI represents a major step forward in the development of the business and significantly strengthens its position in a variety of markets.

Given the recent strategic developments in both the Group's businesses, and the continued strong sales momentum in Asset Management, the Board is very confident of the outlook for the year.

Stanley Fink
Chief Executive

Peter Clarke
Finance Director

7 November 2002

Group Profit and Loss Account

	Note	Half year to 30 September 2002 Before acquisitions, goodwill and exceptional items £m	Acquisitions* £m	Goodwill and exceptional items £m	Total £m
Net operating income	2,3	231.8	23.7	–	255.5
Operating expense		(116.2)	(12.3)	(14.3)	(142.8)
Group operating profit – continuing operations		115.6	11.4	(14.3)	112.7
Share of operating profit/(loss) from joint ventures and associates		4.4	–	(0.7)	3.7
Total operating profit: Group and share of joint ventures and associates		120.0	11.4	(15.0)	116.4
Exceptional items – discontinued operations					
Loss on sale of Agricultural Products businesses	4	–	–	–	–
Net interest income	5	6.3	0.3	–	6.6
Profit on ordinary activities before taxation	3	126.3	11.7	(15.0)	123.0
Taxation		(26.0)	(1.6)	1.8	(25.8)
Profit on ordinary activities after taxation		100.3	10.1	(13.2)	97.2
Ordinary dividends	6				(33.3)
Retained profit for the period					63.9
Earnings per share before goodwill and exceptional items	7				
Basic					38.4p
Diluted					37.2p
Underlying earnings per share	7				
Basic					27.9p
Diluted					27.0p
Earnings per share on total operations	7				
Basic					33.8p
Diluted					32.8p
Dividends per share	6				9.1p

Historical cost profits and losses are not materially different from those shown above.

*The acquisitions column relates principally to the RMF Investment Group. The balance relates to a small Brokerage acquisition, whose numbers are not significant.

	Half year to 30 September 2001[1]			Year to 31 March 2002		
	Before goodwill and exceptional items £m	Goodwill and exceptional items £m	Total £m	Before goodwill and exceptional items £m	Goodwill and exceptional items £m	Total £m
	198.1	–	198.1	406.1	–	406.1
	(108.4)	(3.2)	(111.6)	(220.4)	(5.8)	(226.2)
	89.7	(3.2)	86.5	185.7	(5.8)	179.9
	3.8	(1.5)	2.3	7.8	(2.2)	5.6
	93.5	(4.7)	88.8	193.5	(8.0)	185.5
	–	(3.6)	(3.6)	–	(12.1)	(12.1)
	8.2	–	8.2	19.7	–	19.7
	101.7	(8.3)	93.4	213.2	(20.1)	193.1
	(20.9)	1.5	(19.4)	(43.9)	2.9	(41.0)
	80.8	(6.8)	74.0	169.3	(17.2)	152.1
			(14.6)			(48.4)
			59.4			103.7
			31.2p			65.5p
			30.2p			63.2p
			20.5p			47.3p
			19.8p			45.7p
			28.6p			58.8p
			27.7p			56.8p
			5.5p			18.6p

[1] In accordance with the change made in the 2002 Annual Report, there has been a change in the presentation of the comparative figures for the half year to 30 September 2001 as detailed in the basis of preparation note (note 1).

Group Balance Sheet

	Note	At 30 September 2002 £m	At 30 September 2001[1] £m	At 31 March 2002 £m
Fixed assets				
Intangible assets – goodwill		**506.5**	69.5	67.7
Tangible assets		**26.5**	22.1	24.1
Investments				
Investments in joint ventures		**18.0**	18.1	20.4
Investments in associates		**19.5**	17.2	18.4
Other investments		**68.8**	52.2	59.1
		106.3	87.5	97.9
		639.3	179.1	189.7
Current assets				
Debtors		**932.1**	974.7	944.7
Securities purchased under agreements to resell		**1.6**	20.2	21.0
Investments		**117.0**	97.2	86.9
Cash at bank and in hand		**350.9**	264.9	416.9
		1,401.6	1,357.0	1,469.5
Creditors: amounts falling due within one year	9	**(913.0)**	(738.9)	(833.5)
Net current assets		**488.6**	618.1	636.0
Total assets less current liabilities		**1,127.9**	797.2	825.7
Creditors: amounts falling due after more than one year	9	**(206.9)**	(315.0)	(288.5)
Provisions for liabilities and charges		**(6.2)**	(4.9)	(5.7)
Net assets		**914.8**	477.3	531.5
Capital and reserves				
Called up share capital		**31.0**	26.8	26.7
Share premium account		**507.9**	111.6	111.5
Capital reserve		**1.6**	1.5	1.6
Profit and loss account		**373.8**	337.4	391.7
Equity shareholders' funds		**914.3**	477.3	531.5
Equity minority interests		**0.5**	–	–
		914.8	477.3	531.5

[1]In accordance with the change made in the 2002 Annual Report, there has been a change in the presentation of the comparative figures for the half year to 30 September 2001 as detailed in the basis of preparation note (note 1).

Group Cash Flow Statement

	Note	Half year to 30 September 2002 £m	Half year to 30 September 2001[1] £m	Year to 31 March 2002 £m
Net cash inflow/(outflow) from operating activities	11	**90.8**	(2.7)	52.7
Dividends from joint ventures		**2.2**	4.7	3.8
Dividends from associates		**0.7**	1.2	4.1
Returns on investments and servicing of finance		**3.7**	4.2	19.7
Taxation paid		**(32.8)**	(20.7)	(23.8)
Capital expenditure and financial investment		**(20.2)**	(16.2)	(33.9)
Acquisitions and disposals		**(316.5)**	18.4	18.6
Equity dividends paid		**(39.8)**	(28.3)	(42.6)
Net cash outflow		**(311.9)**	(39.4)	(1.4)
Management of liquid resources		**1.8**	34.3	16.9
Financing		**282.5**	180.1	286.0
(Decrease)/increase in cash		**(27.6)**	175.0	301.5

[1]In accordance with the change made in the 2002 Annual Report, there has been a change in the presentation of the comparative figures for the half year to 30 September 2001 as detailed in the basis of preparation note (note 1).

Reconciliation of Net Cash Flow to Movement in Net Debt

	Note	Half year to 30 September 2002 £m	Half year to 30 September 2001 £m	Year to 31 March 2002 £m
(Decrease)/increase in cash		**(27.6)**	175.0	301.5
Cash inflow from movement in debt		**(104.7)**	(180.0)	(289.9)
Cash inflow from movement in liquid resources		**(1.8)**	(34.3)	(16.9)
Change in net debt resulting from cash flows		**(134.1)**	(39.3)	(5.3)
Debt acquired with businesses and subsidiaries		**(12.7)**	–	–
Currency translation difference		**10.1**	2.2	(0.2)
Movement in net debt		**(136.7)**	(37.1)	(5.5)
Opening net debt		**(40.7)**	(35.2)	(35.2)
Closing net debt	12	**(177.4)**	(72.3)	(40.7)

Group Statement of Total Recognised Gains and Losses

	Half year to 30 September 2002 £m	Half year to 30 September 2001 £m	Year to 31 March 2002 £m
Profit for the period	**97.2**	74.0	152.1
Currency translation differences taken directly to reserves	**(73.0)**	(15.7)	(2.5)
Total recognised gains and losses relating to the period	**24.2**	58.3	149.6

Reconciliation of Movements in Shareholders' Funds

	Half year to 30 September 2002 £m	Half year to 30 September 2001 £m	Year to 31 March 2002 £m
Profit for the period	**97.2**	74.0	152.1
Ordinary dividends	**(33.3)**	(14.6)	(48.4)
Retained earnings	**63.9**	59.4	103.7
Other recognised gains and losses relating to the period	**(73.0)**	(15.7)	(2.5)
Issue of ordinary share capital	**400.7**	0.2	0.1
Purchase and cancellation of own shares	**(8.8)**	–	(4.0)
Adjustment to goodwill written off on acquisitions	**–**	–	0.8
Net increase in shareholders' funds	**382.8**	43.9	98.1
Opening shareholders' funds	**531.5**	433.4	433.4
Closing shareholders' funds	**914.3**	477.3	531.5

Notes to the Interim Financial Statements

1. Basis of preparation

The unaudited results for the half year to 30 September 2002 have been prepared in accordance with UK generally accepted accounting principles. The accounting policies applied are those set out in the Group's Annual Report for the year to 31 March 2002.

In accordance with the changes in presentation made in the 2002 Annual Report, the presentation of the comparative figures for September 2001 has been changed as follows: (1) goodwill amortisation and exceptional items are shown in a separate column in the Group profit and loss account and as such the alternative earnings per share measure has been amended so that it is based on earnings per share before goodwill amortisation and exceptional items; (2) goodwill amortisation has been split between operating expense and share of operating profit/(loss) from joint ventures and associates on the face of the Group profit and loss account; and (3) on the Group balance sheet and cash flow statement, ordinary shares in the Company held by the employee trusts have been reclassified from current asset investments to fixed asset investments. The reasons for these changes are discussed in the Accounting Policies note in the 2002 Annual Report.

2. Net operating income

	Half year to 30 September 2002 £m	Half year to 30 September 2001 £m	Year to 31 March 2002 £m
Continuing operations			
Fees and commissions receivable	**378.4**	285.7	570.7
Fees and commissions payable	**(160.4)**	(128.0)	(245.9)
Net trading interest income	**13.5**	20.4	34.5
	231.5	178.1	359.3
Other operating income	**24.0**	20.0	46.8
Net operating income	**255.5**	198.1	406.1

Notes to the Interim Financial Statements
continued

3. Segmental analysis
(a) Segmental analysis of *net operating income*

	Half year to 30 September 2002 £m	Half year to 30 September 2001 £m	Year to 31 March 2002 £m
Business segment			
Continuing operations			
Asset Management	**173.2**	120.3	252.1
Brokerage	**82.3**	77.8	154.0
	255.5	198.1	406.1

(b) Segmental analysis of profit on ordinary activities before *taxation*

	Half year to 30 September 2002 £m	Half year to 30 September 2001 £m	Year to 31 March 2002 £m
Business segment			
Continuing operations			
Asset Management – management fee income*	**80.1**	49.0	117.6
Asset Management – performance fee income*	**35.9**	33.5	55.2
Asset Management – goodwill amortisation	**(13.5)**	(3.5)	(6.6)
Asset Management total	**102.5**	79.0	166.2
Brokerage – *before* goodwill amortisation	**20.2**	18.7	38.3
Brokerage – goodwill amortisation	**(1.5)**	(1.2)	(1.4)
Brokerage total	**18.7**	17.5	36.9
Sugar Australia	**1.8**	0.5	2.1
	123.0	97.0	205.2
Discontinued operations	**–**	(3.6)	(12.1)
	123.0	93.4	193.1

*For the *half* year to 30 September 2002, RMF Investment Group, which was acquired on 30 May 2002, contributed £9.0 million to management fee income and £2.4 million to performance fee income.

4. Exceptional items

For the half year to 30 September 2001 the loss on sale of the Agricultural Products business of £3.6 million (£3.6 million net of tax) represents an adjustment to the loss on sale reported in March 2000, incurred in accordance with the provisions of the management buyout disposal documentation.

For the year to 31 March 2002 the loss on sale of the Agricultural Products businesses of £12.1 million (£12.1 million net of tax) represents an adjustment to the loss on sale reported in March 2000. The adjustments are the net effect of claims made under limited warranties given to the management buyout group.

5. Net interest income

	Half year to 30 September 2002 £m	Half year to 30 September 2001 £m	Year to 31 March 2002 £m
Interest receivable	**17.8**	24.3	51.6
Interest payable	**(11.2)**	(16.1)	(31.9)
	6.6	8.2	19.7

6. Dividends

	Half year to 30 September 2002 £m	Half year to 30 September 2001 £m	Year to 31 March 2002 £m
Ordinary shares			
Interim – 9.1 pence (2002: 5.5 pence)	**27.4**	14.6	14.6
Final – (2002: 13.1 pence)	**–**	–	33.8
Under accrual of 2002 Final	**5.9**	–	–
	33.3	14.6	48.4

An interim dividend of 9.1 pence per share will be paid on 31 December 2002 to shareholders on the register at the close of business on 15 November 2002. The shares will be quoted ex-dividend from 13 November 2002. The final election date for participation in the Group's Dividend Reinvestment Plan in relation to the interim dividend is 3.00pm on 13 December 2002.

The 2002 final dividend was under accrued principally as a result of the issue of 43,621,216 shares at the end of May 2002, in connection with the RMF acquisition.

Notes to the Interim Financial Statements
continued

7. Earnings per share
The calculation of basic earnings per ordinary share is based on a profit for the period of £97.2 million (30 September 2001: £74.0 million, 31 March 2002: £152.1 million) and on 287,282,883 (30 September 2001: 258,582,429, 31 March 2002: 258,439,772) ordinary shares, being the weighted average number of ordinary shares in issue during the period after excluding the shares owned by the Man Group plc employee trusts.

The diluted earnings per share is based on a profit for the period of £97.2 million (30 September 2001: £74.0 million, 31 March 2002: £152.1 million) and on 296,598,037 (30 September 2001: 267,583,560, 31 March 2002: 267,656,898) ordinary shares, calculated as follows:

	30 September 2002 Number	30 September 2001 Number	31 March 2002 Number
Basic weighted average number of shares	**287,282,883**	258,582,429	258,439,772
Dilutive potential ordinary shares			
Share awards under incentive schemes	**9,085,040**	9,001,131	9,123,962
Employee share options	**230,114**	–	93,164
	296,598,037	267,583,560	267,656,898

The following tables reconcile the earnings per share on the total result with the earnings per share before goodwill and exceptional items and underlying earnings per share:

	Half year to 30 September 2002		
	Earnings £m	Basic earnings per share pence	Diluted earnings per share pence
Earnings per share on total operations	97.2	33.8	32.8
Exceptional items	–	–	–
Goodwill amortisation	13.2	4.6	4.4
Earnings per share – before goodwill and exceptional items	110.4	38.4	37.2
Performance related income	(28.8)	(10.0)	(9.7)
Sugar Australia	(1.5)	(0.5)	(0.5)
Underlying earnings per share	80.1	27.9	27.0

7. Earnings per share continued

	Half year to 30 September 2001[†]		
	Earnings £m	Basic earnings per share pence	Diluted earnings per share pence
Earnings per share on total operations	74.0	28.6	27.7
Exceptional items	3.6	1.4	1.3
Goodwill amortisation	3.2	1.2	1.2
Earnings per share – before goodwill and exceptional items	80.8	31.2	30.2
Performance related income	(27.5)	(10.6)	(10.3)
Sugar Australia	(0.3)	(0.1)	(0.1)
Underlying earnings per share	53.0	20.5	19.8

[†]In accordance with the change made in the 2002 Annual Report, there has been a change in the presentation of the comparative figures for the half year to 30 September 2001 as detailed in the basis of preparation note (note 1).

	Year to 31 March 2002		
	Earnings £m	Basic earnings per share pence	Diluted earnings per share pence
Earnings per share on total operations	152.1	58.8	56.8
Exceptional items	12.1	4.7	4.5
Goodwill amortisation	5.1	2.0	1.9
Earnings per share – before goodwill and exceptional items	169.3	65.5	63.2
Performance related income	(45.3)	(17.5)	(16.9)
Sugar Australia	(1.6)	(0.7)	(0.6)
Underlying earnings per share	122.4	47.3	45.7

Notes to the Interim Financial Statements

continued

8. Debtors

	At 30 September 2002 £m	At 30 September 2001 £m	At 31 March 2002 £m
Trade debtors			
Amounts owed by broker dealers on secured stock lending and borrowing	**0.6**	58.7	89.6
Securities transactions in the course of settlement	**87.4**	43.2	65.2
Futures transactions	**182.4**	256.3	125.1
Other trade	**103.3**	94.3	59.9
Amounts owed by funds	**362.1**	333.7	419.2
Other categories of debtors	**196.3**	188.5	185.7
	932.1	974.7	944.7

9. Creditors

	At 30 September 2002 £m	At 30 September 2001 £m	At 31 March 2002 £m
Amounts falling due within one year			
Bank loans and overdrafts	**353.6**	31.2	180.2
Trade creditors			
Amounts owed to broker dealers on secured stock lending and borrowing	**–**	40.9	70.1
Securities transactions in the course of settlement	**138.5**	175.4	152.7
Futures transactions	**122.7**	166.7	115.0
Other trade	**57.5**	47.6	37.4
Other categories of creditors	**240.7**	277.1	278.1
	913.0	738.9	833.5

Other categories of creditors includes £42.4 million relating to commodity financing transactions (30 September 2001: £106.4 million, 31 March 2002: £80.5 million).

9. Creditors continued

	At 30 September 2002 £m	At 30 September 2001 £m	At 31 March 2002 £m
Amounts falling due after more than one year			
Loans			
Bank loans	**165.2**	295.8	266.9
Private placement notes	**9.5**	10.2	10.5
Other creditors	**32.2**	9.0	11.1
	206.9	315.0	288.5

10. Segregated funds

As required by the United Kingdom Financial Services and Markets Act and by the US Commodity Exchange Act, the Group maintains certain balances on behalf of clients with banks, exchanges, clearing houses and brokers in segregated accounts totalling £2,455.5 million (30 September 2001: £2,345.7 million, 31 March 2002: £2,258.7 million). These amounts and the related liabilities to clients, whose recourse is limited to the segregated accounts, are not included in the Group balance sheet.

11. Cash flow from operating activities

	Half year to 30 September 2002 £m	Half Year to 30 September 2001[1] £m	Year to 31 March 2002 £m
Operating profit	**112.7**	86.5	179.9
Depreciation of tangible fixed assets	**4.3**	4.2	9.0
Amortisation of goodwill	**14.3**	3.2	5.8
Amortisation of fixed asset investments	**7.9**	6.1	10.6
Profit on sale of fixed asset investments	**–**	(0.3)	(0.5)
Increase in debtors	**(70.0)**	(312.7)	(269.6)
Decrease in securities purchased under agreements to resell	**18.2**	82.8	82.4
Decrease in short-term investments	**39.5**	27.3	42.2
(Decrease)/increase in creditors	**(36.1)**	100.2	(9.9)
Costs in relation to exceptional items	**–**	–	2.8
Net cash inflow/(outflow) from operating activities	**90.8**	(2.7)	52.7

[1]In accordance with the change made in the 2002 Annual Report, there has been a change in the presentation of the comparative figures for the half year to 30 September 2001 as detailed in the basis of preparation note (note 1).

Notes to the Interim Financial Statements

Continued

12. Analysis of net debt

	At 30 September 2002 £m	At 30 September 2001 £m	At 31 March 2002 £m
Cash at bank and in hand	**350.9**	264.9	416.9
Overdrafts	**(2.6)**	(2.3)	(0.7)
Loans due within one year	**(351.0)**	(28.9)	(179.5)
Loans due after one year			
Bank loans	**(165.2)**	(295.8)	(266.9)
Private placement notes	**(9.5)**	(10.2)	(10.5)
Closing net debt	**(177.4)**	(72.3)	(40.7)

13. Post balance sheet events

The Group completed the acquisition of GNI Holdings Limited on 6 November 2002 for a cash consideration of £100 million. *The acquisition will form part of the Group's Brokerage business.*

14. Exchange rates

The following US dollar exchange rates have been used in the preparation of this financial information:

	30 September 2002	30 September 2001	31 March 2002
Average exchange rate	**1.51**	1.43	1.43
Period end exchange rate	**1.57**	1.47	1.42

Shareholder and Company Information

Results announced

Interim	November
Final	May
Annual Report Issued	June
Annual General Meeting	July

Dividends

Interim paid	December
Final paid	July

The Group offers a Dividend Reinvestment Plan ("DRIP") for shareholders wishing to buy shares with their cash dividend. The DRIP will be available to ordinary shareholders in respect of the interim dividend. The final election date for participation in the DRIP in relation to the interim dividend is 3.00pm on 13 December 2002. Instructions received after this date will be applied to the next dividend. Any queries on the DRIP should be addressed in the first instance to the dedicated Lloyds TSB Registrars' helpline on 0870 241 3018.

Shareholder enquiries
All administrative queries concerning shareholdings should be directed to: Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6DA, Tel: 0870 600 3970, Text tel: 0870 600 3950, quoting Ref. 874. Alternatively you can check your shareholding and find practical help on transferring your shares or updating details at www.shareview.co.uk

Payment of dividends to mandated accounts
Each dividend warrant has a form for establishing payments of future dividends directly to the bank or building society of your choice. Shareholders are encouraged to use this facility. Cleared funds are provided on payment date and the associated tax voucher is sent directly to the shareholder's registered address, unless the Company's Registrar is otherwise requested.

Man Group website
Shareholders are encouraged to visit our website www.mangroupplc.com which contains key information on the Group including announcements, presentations, news and shareholder information.

Alternatively, contact Investor Relations via email on investor@mangroupplc.com

Auditors
PricewaterhouseCoopers, Southwark Towers, 32 London Bridge Street, London SE1 9SY.

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Man Group plc Sugar Quay Lower Thames Street London EC3R 6DU
T 020 7285 3000 **F** 020 7285 3714 www.mangroupplc.com